Exhibit 99.1

Perfect World Entered Into Agreement to

Sell Its Shares in Shanda Games

(Beijing, China — September 3, 2014) — Perfect World Co., Ltd. (NASDAQ: PWRD) (“Perfect World” or the “Company”), a leading online game developer and operator based in China, today announced that it has entered into a definitive agreement to sell a total of 30,326,005 class A ordinary shares of Shanda Games Limited (NASDAQ: GAME) (“Shanda Games”), being the entire equity interest that Perfect World previously acquired.  Pursuant to the agreement, the Company will sell these shares to Shanghai Buyout Fund L.P., a third party unrelated to Perfect World, at a premium for a total consideration of US$104,624,717 in cash.  The transaction is expected to be consummated in 30 days, subject to the satisfaction of customary closing conditions.

In addition, Perfect World has also entered into an agreement to withdraw from a consortium (the “Consortium”) to which the Company had joined per an adherence agreement to the consortium agreement dated as of January 27, 2014 between Shanda Interactive Entertainment Limited, the controlling shareholder of Shanda Games, and Primavera Capital (Cayman) Fund I L.P., an affiliate of Primavera Capital Limited, in the proposed “going private” transaction with respect to Shanda Games.  The Consortium had submitted a preliminary non-binding proposal letter dated January 27, 2014 (the “Proposal”) to the board of directors of Shanda Games, whereby the Consortium proposed to acquire Shanda Games in a “going private” transaction for US$3.45 per class A or class B ordinary share of Shanda Games, or US$6.90 per ADS.  The Proposal constitutes only a preliminary indication of the interest of the Consortium and is subject to negotiation and execution of definitive agreements relating to the proposed acquisition transaction.  Upon the withdrawal on September 1, 2014, Perfect World ceased to be a member of the Consortium.

About Perfect World Co., Ltd. (http://www.pwrd.com)

Perfect World Co., Ltd. (NASDAQ: PWRD) is a leading online game developer and operator based in China.  Perfect World primarily develops online games based on proprietary game engines and game development platforms.  Perfect World’s strong technology and creative game design capabilities, combined with extensive knowledge and experiences in the online game market, enable it to frequently and promptly introduce popular games designed to cater changing customer preferences and market trends.  Perfect World’s current portfolio of self-developed online games includes massively multiplayer online role playing games (“MMORPGs”): “Perfect World,” “Legend of Martial Arts,” “Perfect World II,” “Zhu Xian,” “Chi Bi,” “Pocketpet Journey West,” “Battle of the Immortals,” “Fantasy Zhu Xian,” “Forsaken World,” “Empire of the Immortals,” “Return of the Condor Heroes,” “Saint Seiya Online,” “Swordsman Online” and “Holy King;” an online casual game: “Hot Dance Party;” and a number of web games and mobile games.  While a majority of the revenues are generated in China, Perfect World operates its games in North America, Europe, Japan, Korea and Southeast Asia through its own subsidiaries.  Perfect World’s games have also been licensed to leading game operators in a number of countries and regions in Asia, Latin America, and the Russian Federation and other Russian speaking territories.  Perfect World intends to continue to explore new and innovative business models and is committed to maximizing shareholder value over time.

Safe Harbor Statements

This press release contains forward-looking statements.  These statements constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements.  Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements.  Potential risks and uncertainties include, but are not limited to, Perfect World’s ability to develop and operate new games that are commercially successful, the growth of the online game market and the continuing market acceptance of its games and in-game items in China and elsewhere, its ability to protect intellectual property rights, its ability to respond to competitive pressure, its ability to maintain an effective system of internal control over financial reporting, changes of the regulatory environment in China, and economic slowdown in China and/or elsewhere.  Further information regarding these and other risks is included in Perfect World’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.  Perfect World does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact

Perfect World Co., Ltd.

Vivien Wang — Vice President, Capital Market & Corporate Communications

Tel: +86-10-5780-5700

Fax: +86-10-5780-5713

Email: ir@pwrd.com

http://www.pwrd.com

Christensen Investor Relations

Patty Bruner

Tel: +1-480-614-3036

Fax: +1-480-614-3033

Email: pbruner@christensenir.com

Jung Chang

Tel: +852-2117-0861

Fax: +852-2117-0869

Email: jchang@christensenir.com